Exhibit (a)(2)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the Offer (as defined below) or the action you should take, you are recommended immediately to seek  your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial advisor duly authorized under the Financial Services and Markets Act 2000 if you are a resident of the United Kingdom or, if not, another appropriately authorized independent financial advisor.

If you have sold or otherwise transferred all of your shares, please send this document as soon as possible to Parker (as defined below) or to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to Parker or to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into Canada, Australia or Japan or any  other jurisdiction if to do so would constitute a violation of the relevant laws of such jurisdiction.

DENISON INTERNATIONAL PLC

(Registered in England and Wales with registered number 2798239)

December 19, 2003

To holders of Ordinary Shares, including those represented by American Depositary Shares, and A Ordinary Shares, of Denison International plc.

Dear Shareholder or ADS holder,

I am pleased to inform you that on December 7, 2003, Denison International plc (“Denison”) and Parker-Hannifin Corporation (“Parker”) entered into an acquisition agreement, providing for the acquisition by Parker of all of the issued and outstanding Ordinary Shares, including those represented by American Depositary Shares (“ADSs”), and all of the issued and outstanding A Ordinary Shares, of Denison (collectively, the “Shares”), through a cash tender offer at a purchase price of $24.00 per Share, net to the seller in cash without interest (the “Offer”). The Offer is subject to the terms and conditions contained in the Offer to Purchase, the Letter of Transmittal and the Form of Acceptance that are included in Parker’s offering materials which are being delivered to you together with this letter. The Offer is currently scheduled to expire at 8:00 a.m., New York City time on Thursday, January 22, 2004.

THE DENISON BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE ACQUISITION AGREEMENT AND THE OFFER AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS AND ADS HOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES INTO THE OFFER.

In arriving at its recommendation, the Denison Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the United States Securities and Exchange Commission. Among other things, the Denison Board of Directors considered the written opinion of Lazard Frères & Co. LLC, Denison’s sole investment banker, who has delivered a written opinion to the Denison Board of Directors to the effect that, as of the date of the opinion and based upon and subject to the factors and assumptions set forth therein, the consideration to be paid to Denison shareholders (other than Parker and its affiliates) pursuant to the Offer is fair, from a financial point of view, to such shareholders. The full text of the opinion is included in the attached Schedule 14D-9. Denison shareholders are urged to read this opinion carefully in its entirety.

In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase dated December 19, 2003, of Parker together with related materials to be used for tendering your Shares. The Offer to Purchase contains further information regarding Denison and the Shares. Please use the enclosed Letter of Transmittal to tender your ADSs and the enclosed Form of Acceptance to tender your A Ordinary Shares and any Ordinary Shares not represented by ADSs. If your ADSs are held in “street name,” only your broker, banker or other nominee can tender your ADSs and you should contact the person responsible for your account for information on how to instruct him or her to tender ADSs on your behalf. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read the enclosed materials carefully.

If you need assistance with tendering your Shares, please contact Georgeson Shareholder Communications Inc., the Information Agent for the Offer, at its addresses or telephone numbers appearing on the back cover page of the Offer to Purchase.

On behalf of the Denison Board of Directors, we thank you for your support.

Yours sincerely,

J. Colin Keith

Chairman

Registered Office:

Masters House

107 Hammersmith Road

London W140QH

United Kingdom